Supplemental amended and restated term sheet no. 1-AS† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 70-II dated February 27, 2007	Term Sheet no. 1-AS to Product Supplement No. 70-II Registration Statement No. 333-130051 Dated March 8, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices due September 23, 2009

General

  The notes are designed for investors who seek an uncapped return of at least 1.20 times, but not more than 1.40 times, the appreciation of a Basket consisting of ten commodities and two commodity linked indices described below. Investors should be willing to forego interest payments and, if the Basket declines by more than 20%, be willing to lose up to 80% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 23, 2009††.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about March 23, 2007, and are expected to settle on or about March 30, 2007.

Key Terms

Basket:

The notes are linked to a weighted Basket consisting of Aluminum (“Aluminum,” Bloomberg symbol “LOAHDY”), Copper Grade A (“Copper,” Bloomberg symbol “LOCADY”), WTI Crude Oil (“Crude Oil,” Bloomberg symbol “CL1”), Gold (“Gold,” Bloomberg symbol “GOLDLNPM”), the GSCI® Agriculture Excess Return Index (“ GSCI® Agriculture,” Bloomberg symbol “GSCAGER”), the GSCI® Livestock Excess Return Index (“ GSCI® Livestock ,” Bloomberg symbol “GSLVER”), Heating Oil (“Heating Oil,” Bloomberg symbol “HO2”), Standard Lead (“Lead,” Bloomberg symbol “LOPBDY”), Natural Gas (“Natural Gas” Bloomberg symbol “NG1”), Primary Nickel (“Nickel,” Bloomberg symbol “LONIDY”), RBOB Gasoline (“”RBOB Gasoline,” Bloomberg symbol “XB2”), and Special High Grade Zinc (“Zinc,” Bloomberg symbol “LOZSDY”) (each a “Basket Component” and, together, the “Basket Components”).

Component Weightings:

The GSCI® Agriculture Weighting is 20%, Crude Oil Weighting is 15%, GSCI® Livestock Weighting is 10%, Natural Gas Weighting is 10%, the Aluminum Weighting is 7%, the Copper Weighting is 7%, Nickel Weighting is 6%, the Gold Weighting is 5%, Heating Oil Weighting is 5%, Standard Lead Weighting is 5%, RBOB Gasoline Weighting is 5% and Zinc Weighting is 5% (each a “Component Weighting” and, collectively, the “Component Weightings”).

Upside Leverage Factor:	At least 1.20 but not more than 1.40. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.20 or greater than 1.40.
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor on the notes of between 1.20 and 1.40. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x Upside Leverage Factor)]

Your principal is protected against up to a 20% decline of the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 20%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Basket Return + 20%)]
The minimum investment in the notes is $20,000. If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.
Buffer Amount:	20%, which results in a minimum payment at maturity of $200 per $1,000 principal amount note.
Basket Return:	Ending Basket Level — Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about March 23, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:

100 x [1 + (GSCI® Agriculture Return * 20%) + (Crude Oil * 15%) + (GSCI® Livestock * 10%) + (Natural Gas * 10%) + (Aluminum * 7%) + (Copper * 7%) + (Nickel * 6%) + (Gold * 5%) + (Heating Oil * 5%) + (Lead * 5%) + (RBOB Gasoline * 5%) + (Zinc * 5%)]

The returns set forth in the formula above reflect the performance of each Basket Component from the relevant starting level or initial index level on the pricing date to the closing level or ending index level on the Observation Date. For more information on the calculation of the returns for the Basket Components, see “Selected Purchase Considerations — Basket Component Returns” in this term sheet no. 1-AS.

Observation Date:	September 16, 2009††
Maturity Date:	September 23, 2009††
CUSIP:	48123JTC3
†	This supplemental term sheet supplements term sheet no. 1-A dated February 28, 2007 to product supplement no. 70-II but does not supersede term sheet no. 1-A. Term sheet no. 1-A, in turn, amends and restates and supersedes term sheet no. 1 to product supplement 70-II (term sheet no. 1 is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/19617/000089109207000669/e26448_fwp.pdf in its entirety.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 70-II.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 70-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet no. 1-AS.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet no. 1-AS relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 70-II and this term sheet no. 1-AS if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet no. 1-AS or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1) If the notes priced on February 28, 2007, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would have received a commission of approximately $33.50 per $1,000 principal amount note and would have used a portion of that commission to pay concessions to other dealers of approximately $18.50 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $33.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to other dealers, exceed $33.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-41 of the accompanying product supplement no. 70-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 8, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet no. 1-AS together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 70-II dated February 27, 2007. This term sheet no. 1-AS, together with the documents listed below, contains the terms of the notes and, except as set forth below, supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This supplemental term sheet supplements term sheet no. 1-A dated February 28, 2007 to product supplement no. 70-II but does not supersede term sheet no. 1-A. Term sheet no. 1-A, in turn, amends and restates and supersedes term sheet no. 1 to product supplement 70-II. You may rely on the information contained in this term sheet no. 1-AS or term sheet no. 1-A dated February 28, 2007 and in the documents listed below in making your decision to invest in the notes. You should rely only on the information contained in this term sheet no. 1-AS and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 70-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 70-II dated February 27, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000664/e26446_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet no. 1-AS, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by a predetermined multiplier. We refer to this multiplier as the Upside Leverage Factor, which will be set on the pricing date and will not be less than 1.20 but not more than 1.40. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.20 or greater than 1.40. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%. If the Ending Basket Level declines by more than 20%, for every 1% decline of the Basket beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity, you will receive a payment equal to at least $200 for each $1,000 principal amount note. The minimum investment in the notes is $20,000.
  BASKET COMPONENT RETURNS — Each of the Aluminum Return, Copper Return, Lead Return, Nickel Return and Zinc Return reflect the performance of the relevant Basket Component, expressed as a percentage, from the official U.S. dollar cash buyer settlement price per metric ton quoted by the London Metal Exchange (the “LME”) for the relevant Basket Component on the pricing date to the official U.S. dollar cash buyer settlement price quoted by the LME on the Observation Date.
  Each of the Crude Oil Return, Heating Oil Return, Natural Gas Return and RBOB Gasoline Return reflect the performance of the relevant Basket Component, expressed as a percentage, from the official U.S. dollar cash buyer settlement price ( in the case of Crude Oil, per barrel of the first nearby WTI light sweet crude oil futures contract, in the case of Heating Oil, per gallon of the first nearby fungible No. 2 heating futures contract, in the case of Natural Gas, per million British thermal units of the first nearby Henry Hub natural gas futures contract, and in the case of RBOB Gasoline, per gallon on the first nearby non-oxygenated blendstock gasoline futures contract) quoted by the New York Mercantile Exchange (the “NYMEX”) on the pricing date to the office U.S. dollar cash buyer settlement price (per unit as described above) quoted by NYMEX for the relevant Basket Component on the Basket Observation Date.
  The Gold Return reflects the performance of the relevant Basket Component, expressed as a percentage, from the official afternoon Gold fixing level in U.S. dollars per troy ounce quoted by the London Bullion Market Association (the “LBMA”) on the pricing date to the official afternoon Gold fixing level in U.S. dollars per troy ounce by the LBMA on the Observation Date.
  Each of the GSCI® Agriculture Return and the GSCI® Livestock Return reflect the performance of the relevant Basket Component, expressed as a percentage, from the relevant Initial Index Level to the relevant Ending Index Level on the Observation Date.
  DIVERSIFICATION OF THE BASKET COMPONENTS — The return on the notes is linked to the value of a group of commodities and commodity-linked indices and enable you to participate in potential increases in the value of these components during the term of the notes. The Basket consists of twelve

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices	TS-1
  components — Crude Oil, Natural Gas, RBOB Gasoline, Heating Oil, which are traded on the NYMEX, GSCI® Livestock and GSCI® Agriculture, which are sub-indices of the Goldman Sachs Commodity Index, and Aluminum, Copper, Nickel, Zinc, Lead and Gold, which are traded on the LME. Effective February 8, 2007, the Goldman Sachs Group Inc. completed a transaction with Standard & Poor’s by which all rights of Goldman Sachs Group Inc. in the GSCI® Livestock and GSCI® Agriculture were sold to Standard & Poor’s. For additional information about the Basket and each Basket Component, including the impact of the sale of the GSCI® Indices to Standard & Poor’s, please see “The Basket” in the accompanying product supplement no. 70-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 70-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component commodities or Indices or any contracts relating to the Basket Components for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 70-II dated February 27, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in. The minimum investment in the notes is $20,000.
  INVESTMENTS RELATED TO THE VALUE OF THE BASKET COMPONENT MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of each Basket Component is subject to variables that may be less significant to the values of securities such as stocks and bonds. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the prices of the Basket Components to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  THE MARKET PRICE OF OIL WILL AFFECT THE VALUE OF THE NOTES — Because the Crude Oil futures contract makes up 15% of the Basket, we expect that generally the market value of the notes will depend in part on the market price of oil. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (“OPEC”). OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply.
  HIGHER FUTURE PRICES OF COMMODITIES INCLUDED IN THE GSCI® AGRICULTURE AND THE GSCI® LIVESTOCK RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES — As the contracts that underlie the commodity indices come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the commodity indices have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the indices have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the commodity indices and, accordingly, the payment at maturity of the Notes.
  CHANGES IN THE COMPOSITION AND VALUATION OF THE GSCI® AGRICULTURE AND THE GSCI® LIVESTOCK MAY ADVERSELY AFFECT THE PAYMENT AT MATURITY AND/OR THE MARKET VALUE OF THE NOTES — The composition of the commodity indices may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the commodity indices fail to satisfy such criteria. The weighting factors applied to each commodity included in the commodity indices change annually, based on changes in commodity production statistics. In addition, Standard & Poor’s, in consultation with its Advisory Committee, may modify the methodology for determining the composition and weighting of the commodity indices and for calculating their value in order to assure that the commodity indices represent a measure of the

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices	TS-2
  performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the commodity indices, and for valuing the commodity indices, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the payment at maturity and/or the market value of the Notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet no. 1-AS is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the prices of the Basket Components (except for the GSCI® Agriculture and the GSCI® Livestock) and of the GSCI® Agriculture and the GSCI® Livestock;
    the time to maturity of the notes;
    supply and demand trends for each of the Basket Components (except for the GSCI® Agriculture and the GSCI® Livestock);
    the market price of the physical commodities upon which the futures contracts that compose the GSCI® Agriculture and the GSCI® Livestock are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory or judicial events that affect the Basket Components, the commodities markets generally or the exchange traded futures contracts underlying the GSCI® Agriculture and the GSCI® Livestock, and which may affect the Basket Return; and
    our creditworthiness, including actual or anticipated changes in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet no. 1-AS is the number, expressed as a percentage, that results from comparing the payment at maturity per $20,000 investment in the notes to $20,000. The hypothetical total returns set forth below assume an Starting Basket Level of 100 and an Upside Leverage Factor of 1.20, the minimum Upside Leverage Factor on the notes. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	Payment at Maturity

180	80.00%	96.00%	$39,200
170	70.00%	84.00%	$36,800
160	60.00%	72.00%	$34,400
150	50.00%	60.00%	$32,000
140	40.00%	48.00%	$29,600
130	30.00%	36.00%	$27,200
120	20.00%	24.00%	$24,800
110	10.00%	12.00%	$22,400
105	5.00%	6.00%	$21,200
100	0.00%	0.00%	$20,000
95	-5.00%	0.00%	$20,000
90	-10.00%	0.00%	$20,000
80	-20.00%	0.00%	$20,000
70	-30.00%	-10.00%	$18,000
60	-40.00%	-20.00%	$16,000
50	-50.00%	-30.00%	$14,000
40	-60.00%	-40.00%	$12,000
30	-70.00%	-50.00%	$10,000
20	-80.00%	-60.00%	$8,000
10	-90.00%	-70.00%	$6,000
0	-100.00%	-80.00%	$4,000

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices	TS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $21,200 per $20,000 investment in the notes, calculated as follows:

$20,000 + [$20,000 x (5% x 1.20)] = $ 21,200

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $20,000 per $20,000 investment in the notes.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $18,000 per $20,000 investment in the notes, calculated as follows:

$20,000 + [$20,000 x (-30% + 20%)] = $18,000

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0. Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $4,000 per $20,000 investment in the notes, which reflects the principal protection provided by the 20% Buffer Amount, calculated as follows:

$20,000 + [$20,000 x (-100% + 20%)] = $4,000

Historical Information

The following graphs show the weekly performance of Aluminum, Copper, Crude Oil, Gold, Heating Oil, Lead, GSCI® Agriculture, GSCI® Livestock, Natural Gas, Nickel and Zinc from January 4, 2002, through February 23, 2007, and the performance of RBOB Gasoline as well as the Basket as a whole from October 7, 2005, through February 23, 2007. The Aluminum closing level on February 27, 2007 was 2888. The Copper closing level on February 27, 2007 was 6181. The Crude Oil closing level on February 27, 2007 was 61.46. The Gold closing level on February 27, 2007 was 676.20. The Heating Oil closing level on February 27, 2007 was 177.05. The Lead closing level on February 27, 2007 was 1943. The GSCI® Agriculture closing level on February 27, 2007 was 66.64352. The GSCI® Livestock closing level on February 27, 2006 was 385.4923. The Natural Gas closing level on February 27, 2006 was 7.533. The Nickel closing level on February 27, 2006 was 44500. The RBOB Gasoline closing level on February 27, 2006 was 184.91. The Zinc closing level on February 27, 2007 was 3516.

We obtained the various Basket Component closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Component and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices	TS-4

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices	TS-5

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet no. 1-AS, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Ten Commodities and Two Commodity Linked Indices	TS-6